CHERTOFF CAPITAL, LLC
FINANCIAL STATEMENT

FOR THE YEAR ENDED DECEMBER 31, 2024

PUBLIC

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-67707

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: CHERTOFF CAPITAL ,LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1399 NEW YORK AVE, N.W. SUITE1100
(No. and Street)

WASHINGTON	DC	20005
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

JAMES B AHLFELD	212-739-0622	jahlfeld@bigapplegrp.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RBSM, LLP
(Name – if individual, state last, first, and middle name)

805 THIRD AVE	NEW YORK CITY	NY	10022
(Address)	(City)	(State)	(Zip Code)

9/24/2003	#587
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, CHAD C. SWEET, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of CHERTOFF CAPITAL, LLC, as of DECEMBER 31, 2024 is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: PRESIDENT

DISTRICT OF COLUMBIA KALEB LEGESSE NOTARY PUBLIC

[signature] 27 February 2025

Notary Public

Commission Expired on May 24, 2027

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CHERTOFF CAPITAL, LLC

FINANCIAL STATEMENT

FOR THE YEAR ENDED DECEMBER 31, 2024

Table of Contents

RBSM LLP
Accountants & Advisors

New York Office:

805 Third Avenue
New York, NY 10022
212.838.5100

www.rbsmllp.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member of
Chertoff Capital, LLC
Washington, DC

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of Chertoff Capital, LLC (the "Company"), as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

RBSM LLP

We have served as the Company's auditor since 2023.

New York, NY
February 28, 2025

CHERTOFF CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2024

ASSETS

ASSETS:		
Cash and Cash Equivalents	$	83,395
Other assets		10,006
TOTAL ASSETS		93,401
TOTAL ASSETS	$	93,401

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:		
Accounts Payable and Accrued Expenses	$	3,619
TOTAL LIABILITIES		3,619
MEMBER'S EQUITY		
Member's Equity		89,782
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	93,401

The accompanying notes are an integral part of these statements.

Note 1- Nature of Business

Chertoff Capital, LLC (The "Company"), a Limited Liability Company, is a broker/dealer of securities registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The Company is wholly owned by the Chertoff Group LLC ("Parent").

Note 2- Summary of Significant Accounting Policies

a) Revenue Recognition

In accordance with ASU No. 2014-09, "Revenue from Contracts with Customers ("ASC Topic 606") revenues from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised services to the customer. A service is transferred to a customer when, or as, the customer obtains control of that service. A performance obligation may be satisfied at a point in time or over time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised service. Revenue from a performance obligation satisfied over time is recognized by measuring the Company's progress in satisfying the performance obligation in a manner that depicts the transfer of the services to the customer. The amount of revenue recognized reflects the consideration the Company expects to receive in exchange for those promised services (i.e. the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration, if any.

The Company recognizes revenue from advisory fees over the life of the underlying agreement at the time work is performed and services rendered.

b) Income Taxes

As a single member limited liability company, the Company is a flow-through entity, which provides that the Company passes on all income and expenses to its parent. As a result, no income taxes are payable by or provided for in the Company's financial statements.

c) Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Company considers money market instruments to be cash and cash equivalents. The Company maintains cash in bank accounts which, at times, may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

d) Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

e) ***Basis of Presentation***

The accompany policies of the Company are in accordance with accounting principles generally accepted in the United States of America applied on a basis consistent with that of preceding years.

f) ***Recently issued accounting pronouncements***

All recently issued accounting standards and pronouncements by the Financial Accounting Standards Board, Public Company Accounting Oversight Board, Securities and Exchange Commission and the American Institute of Certified Public Accountants, but not yet effective, do not or are not believed by management to have a material impact on the Company's present or future financial statements.

Note 3- Related Party Transactions

Pursuant to an administrative service and expense sharing agreement (the "Agreement") between the Company and its Parent, the Parent assumes certain administrative expenses relating to the operation of the Company. Per the agreement the Parent has agreed that the Company is not directly or indirectly liable to them for any expenses assumed by the Parent.

As of December 31, 2024, the Company owes the Parent $2,379 for direct expenses paid on their behalf which is included in accounts payable and accrued expenses.

Note 4- Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2024, the Company's net capital of $79,776 was $74,776 in excess of the required net capital of $5,000.

Note 5- Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, providing a single service within one line of business. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process to manage the Company. Additionally, the CODM uses excess net capital (see Note 4) which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole.

Note 6- Commitments and Contingencies

The Company is not aware of any additional commitments or contingencies requiring disclosures as of the issuance date of this report.

In late 2024 a few investment bankers resigned and moved to another finance firm. The Company and these investment bankers entered into a Fee Sharing Agreement for six pending advisory arrangements, of which one closed as of December 31, 2024. The Company has agreed to share 75% to the departing investment bankers and 25% to the Company of any future collections on these pending advisory arrangements, until such contractual advisory arrangements have expired. Both participating parties agree to work jointly on performing the required services under these pending advisory arrangements.

Note 7- Subsequent Events

The Company has evaluated events and transaction that occurred between December 31, 2024, and February 28, 2025, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.